UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ): 04.032.433/0001-80
Company Registry ID (NIRE): 33300275410
Publicly-held Company

SECOND CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

CONTAX PARTICIPAÇÕES S.A.’s (“Company”) Board of Directors hereby summons the Shareholders to attend the Extraordinary Shareholders’ Meeting to be held on July 25th, 2007 at 10.00 a.m., at the Company’s headquarters, at Rua do Passeio 48 a 56, Parte, Rio de Janeiro, RJ, to discuss the following agenda: (i) The cancellation of 3,548,300 common shares and 24,058,190 preferred shares held in treasury, with no reduction in the Company’s capital, with the consequent amendment of the caput of Article 5 of the Company’s Bylaws, which henceforth shall read as follows: “Article 5 – The Company’s capital stock comprises R$223,873,116.10 (two hundred and twenty-three million, eight hundred and seventy-three thousand, one hundred and sixteen reais and ten cents), divided into 336,854,627 shares, 117,938,917 of which common shares and 218,915,710 preferred shares, all of which registered book-entry shares with no par value.”; (ii) Delegation of the Company’s Executive Board to implement all the necessary acts for the cancellation of the common and preferred shares held in treasury. (iii) Election, by the shareholders holding common shares, of one (1) alternate member to the Company’s Fiscal Council, as a supplementary mandate.

GENERAL INSTRUCTIONS:

1. Pursuant to art. 135 of Law #6,404, dated December 15, 1976, an Extraordinary Shareholders’ Meeting shall only take place, upon this second call, irrespective of the number of shareholders present .

2. The shareholder who wishes to be represented by a proxy should deliver the respective Power of Attorney with specific powers, along with a copy of corporate acts and/or documents which prove that this person can speak on behalf of the company in case of corporate shareholders, at Rua do Passeio 56, 16º floor, Centro, Rio de Janeiro – RJ, from 9.00 a.m. to 12.00 p.m. and from 2.00 p.m. to 6.00 p.m., in attention to Legal Affairs, up to two (2) business days prior to the Extraordinary Meeting. The documents delivered and filed at the Company’s headquarters for the first call will be valid on this second call.

3. Shareholders owning Fungible Custody of Stock Exchange Registered Shares who wish to participate in the Extraordinary Shareholders’ Meeting shall present a custody statement issued by the custodian institution up to two (2) business days prior to said Meeting, containing the respective interest.

Rio de Janeiro, July 13, 2007.

Ronaldo Iabrudi dos Santos Pereira
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.